UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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FORM 15

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CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-37718

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F-STAR THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

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Eddeva B920, Babraham Research Campus

Cambridge, CB22 3AT, United Kingdom

Tel: +44-1223-497400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

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Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

 Approximate number of holders of record as of the certification or notice date: 1*

* Pursuant to an Agreement and Plan of Merger, dated June 22, 2022, as amended, among (i) invoX Pharma Limited, a private limited company organized under the laws of England and Wales (“Parent”), (ii) Fennec Acquisition Incorporated, a Delaware corporation (“Merger Sub”) and a direct wholly-owned subsidiary of Parent, (iii) F-star Therapeutics, Inc., a Delaware corporation (the “Company”), and (iv) solely for the purposes of Sections 6.5 and 9.11 thereof, Sino Biopharmaceutical Limited, a company organized under the laws of the Cayman Islands, Merger Sub merged with and into the Company, with the Company continuing as the surviving corporation and as a direct wholly-owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, F-Star Therapeutics, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 20, 2023

F-Star Therapeutics, Inc.

By:	/s/ Benjamin Toogood
Name:	Benjamin Toogood
Title:	Chief Executive Officer